

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

Via E-mail
Mr. Gregory S. Ayers
Executive Vice President and Chief Financial Officer
inContact, Inc.
7730 S. Union Park Avenue
Suite 500
Salt Lake City, UT 84047

  Re: inContact, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    File No. 001-33762
    Filed March 18, 2013

Dear Mr. Ayers:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements for the Year Ended December 31, 2012

Note 12. Related Party Transactions, F-25

1. We note you amended the Siemens' reseller agreement in February 2013. With a view towards expanded related party footnote and MD&A disclosures, please respond in detail to each of the following questions so that we may fully understand the nature, business purpose, and accounting for your arrangements with Siemens. Where appropriate, please refer us in your response to the accounting literature relied upon by management as a basis for your accounting.

a. It appears the 7.2 million shares of common stock sold to Siemens on June 14, 2011 may have been sold at a discount to the previous closing price of your common stock. Please advise us and if applicable, tell us why you sold the shares at a discount and how you accounted for the discount.

b. We note $2.7 million in revenue earned from Siemen's during 2012 was paid by the delivery of 492,000 shares of your common stock in 2013. Please tell us if the $2.7 million amount was owed as a result of an unmet minimum commitment payment obligation. If so, tell us if you reported this amount as revenue in your income statement and explain your basis for doing so.

c. We note that the amended agreement provided Siemens the right, at its election, to pay future invoiced amounts by returning your common shares to you. Tell us how you accounted for this right to require you to repurchase your common stock.

d. Please explain to us why Siemens Enterprise Communications Inc acted as a guarantor on your loan from Zions First National Bank and tell us of any compensation that it received in return for doing so. Also, tell us where disclosure of this arrangement appears in your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director